UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 17, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Appointment of members to the Directors Committee	2

EXHIBIT 1

G.G. 2005 / 1212	Santiago, April 20th, 2005

Rol. S.V.S. N 4272

Mr. Alejandro Ferreiro Yazigi
Superintendent of Insurance and Securities

 Ref: Informs appointment of members to the Directors Committee
________________________________________________________________________________

Dear Sir:

We hereby inform you that the Board of Directors of the Company, at an Extraordinary Meeting held on April 19, 2005, appointed the members to the Directors Committee in accordance with that stated in Article 50 bis of Corporations Law N. 18.046. Therefore, said Committee is formed by Permanent Directors Messrs. Rene Cortazar Sanz, Eduardo Dutrey and Edgardo Campelo, and their respective Alternate Directors.

In accordance with Communication N. 1526 of said Superintendency, we hereby inform you that the Directors of the Company were unanimously appointed at the Shareholders General Ordinary Meeting held on April 7th with the votes of the controlling shareholder.

This notice is given in accordance with Communication N. 1526 of said Superintendence, and in compliance with Article 68 of Security Exchange Law N. 18.045.

Luis Felipe Ceron Ceron
Chief Executive Officer
AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	May 17, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

3